Exhibit 99.1

Represent subsidiary United Microdisplay Optronics Corporation to announce related materials on investment of mainland Chinese company

1.Date of occurrence of the event:2007/05/17

2.Method of the present increase (decrease) in investment: invest mainland Chinese company NuVision (Chongqing) Limited (tentative) through overseas holding company

3.Transaction volume, price per unit, and total monetary amount of the transaction: New share issuance; USD$2,000,000

4.Company name of the invested mainland Chinese company: NuVision (Chongqing) Limited

5.Paid-in capital of said invested mainland Chinese company: USD$0

6.Amount of new capital increment currently planned by said invested mainland Chinese company: USD$2,000,000

7.Main business items of said invested mainland Chinese company: TV Manufacturing and sales

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Not applicable

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: Not applicable

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: Not applicable

11.Amount of actual investment to date in said invested mainland Chinese company: USD$0

12.Counterparty to the transaction and its relationship to the Company: USD$0

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: Not applicable

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable

15.Gain (or loss) on disposal: Not applicable

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Installment payments; None

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: The decision making manner: New share issuance; The decision-making department: Board of directors

18.Broker: None

19.Concrete purpose of the acquisition or disposal: Long-term investment

20.Do the directors have any objection to the present transaction?: None

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$0

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 0%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 0%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 0%

25.Total amount of actual investment in the mainland China area to date: USD$0

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 0%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 0%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 0%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: USD$0

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32.Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2006/05/22~2007/05/17

3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $564,218,184 NTD; total transaction price: $564,218,184 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): VARIAN SEMICONDUCTOR EQUIPMENT; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.3

United Microelectronics Corporation
June 8, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2007.

1)	Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
					-
May	Invoice amount	7,450,836	7,820,011	(369,175)	(4.72)
2007	Invoice amount	34,525,399	37,814,100	(3,288,701)	(8.70)
May	Net sales	8,220,010	8,503,690	(283,680)	(3.34)
2007	Net sales	39,376,734	41,351,158	(1,974,424)	(4.77)

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	38,288,503
UMC’s subsidiaries	0	0	108,721

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of	Limit of endorsements
		period end
UMC	0	0	0
UMC’s subsidiaries	0	0	0
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	0
Net Profit from Fair Value	0	0
Written-off Trading Contracts	0	0
Realized profit (loss)	0	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	15,200,000
Net Profit from Market Value	(574,997)
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.4

The announcement of UMC’s capital reduction plan

1.Date of occurrence of the event: 2007/06/12

2.Company name: United Microelectronics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: Pursuant to Article 281 of the R.O.C. Company Act, under which Article 73 shall apply mutatis mutandis.

6.Countermeasures: To announce material information

7.Any other matters that need to be specified:

1.According to the resolution adopted by the shareholders in the annual general meeting on June 11, 2007, the Company will reduce its paid-in capital by NT$57,393,578,070, divided into 5,739,357,807 shares at par value of NT$10. Calculated on the basis of the paid-in capital in December 2006, the ratio of paid-in capital reduced to the total paid-in capital is approximately 30%. The foregoing reduction ratio is subject to adjustment in the event the number of outstanding shares has been changed due to the change in the number of treasury shares, cancellation of treasury shares or exercise of employee stock options.

2.This announcement is made pursuant to Article 281 of the R.O.C. Company Act, under which Article 73 shall apply mutatis mutandis. Any creditor who objects to the said paid-in capital reduction may give the Company his/her/its objection in writing during the period starting from June 12, 2007 to July 20, 2007. Creditors who remain silent during that period are not allowed to raise any objection.

Exhibit 99.5

United Microelectronics Corporation
For the month of May, 2007

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of May, 2007.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

                                                        Number of shares held as of            Number of shares held as of
   Title                         Name              April 30, 2007                              May 31, 2007                                Changes

     Vice Chairman            Peter Chang                             8,855,583                                   18,855,583            10,000,000

Vice President                Ying-Chih Wu                            11,982,001                                  9,907,001             (2,075,000)

Vice President                Chia-Pin Lee                            926,010                                     26,010                (900,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of	Number of shares
		shares held as of	held as of
Title	Name	April 30, 2007	May 31, 2007	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	May	2007
Semiconductor Manufacturing Equipment	1,027,762	14,639,568
Fixed assets	128,048	1,021,038

4)	The disposition of assets (NT$ Thousand)

Description of assets	May	2007
Semiconductor Manufacturing Equipment	7,329	54,149
Fixed assets	0	0